Securities and Exchange Commission
Attention:  Filing Desk
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C.  20549

Re:  Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan

Gentlemen:

     We transmit herewith for electronic filing with the Securities and Exchange Commission, pursuant to the Securities Act of 1934, an annual report on Form 11-K of the Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan.

     Please address any comments regarding the above to the undersigned at One Symbol Plaza, Holtsville, New York 11742-1300 (631) 738-5446.

                                          Very truly yours,

                                          Symbol Technologies, Inc.

                                          By: /s/ Mark T. Greenquist

                                                  Mark T. Greenquist
                                                  Senior Vice President,
                                                  Chief Financial Officer













                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 ---------------


                                   FORM 11-K

                                 ANNUAL REPORT


                       Pursuant to Section 15 (d) of the
                        Securities Exchange Act of 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [ FEE REQUIRED ]

     For the Fiscal year ended December 31, 2002


                                     OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to ______________


Commission file number 1-9802

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           SYMBOL TECHNOLOGIES, INC.
                       1997 EMPLOYEE STOCK PURCHASE PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           SYMBOL TECHNOLOGIES, INC.
                                ONE SYMBOL PLAZA
                           HOLTSVILLE, NY  11742-1300












                           SYMBOL TECHNOLOGIES, INC.

                       1997 Employee Stock Purchase Plan

                         Index to Financial Statements





                                                                      PAGES



Independent Auditors' Report                                            2

Statements of Financial Condition as of
 December 31, 2002 and 2001.                                            3

Statements of Operations and Changes in
 Participants' Equity for the years ended December 31, 2002, 2001
 and 2000.                                                              4

Notes to Financial Statements                                          5-8














                         INDEPENDENT AUDITORS' REPORT




To the Board of Directors of Symbol Technologies, Inc.
and Participants of the Symbol Technologies, Inc.
1997 Employee Stock Purchase Plan.


We have audited the accompanying statements of financial condition of the Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of operations and changes in participants' equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2002 and 2001, and the results of its operations and changes in its participants' equity for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.




/s/  DELOITTE & TOUCHE  LLP


New York, New York
March 24, 2003

                          SYMBOL TECHNOLOGIES, INC.

                      1997 Employee Stock Purchase Plan

                      Statements of Financial Condition



                                                December 31,   December 31,
                                                    2002           2001
ASSETS

Participants account receivable                  $2,507,931    $3,572,462

Employer contribution receivable                    442,576       630,434


            Total assets                         $2,950,507    $4,202,896






LIABILITIES


Payable for stock purchases                      $2,950,507     $4,202,896


            Total liabilities                     2,950,507      4,202,896

Participants' equity                                      -              -

            Total liabilities and
            participants' equity                 $2,950,507     $4,202,896









See Notes to Financial Statements

                           SYMBOL TECHNOLOGIES, INC.

                       1997 Employee Stock Purchase Plan

          Statements of Operations and Changes in Participants' Equity


                                  Year Ended     Year Ended    Year Ended
                                  December 31,   December 31,  December 31,
                                     2002          2001____       2000______

Participant contributions         $5,867,692    $7,583,984     $6,534,960
Employer contributions               958,469     1,253,233      1,133,958


            Total additions        6,826,161     8,837,217      7,668,918


Stock Purchases                   3,452,828      4,151,991      3,472,643
Participant withdrawals             422,826        482,330        109,195
Amounts reserved for future stock
  purchases                       2,950,507      4,202,896      4,087,080

            Total deductions      6,826,161      8,837,217      7,668,918


            Net additions                 -              -              -


Participants' equity, beginning           -              -              -
  of period

Participants' equity, end of     $        -     $        -     $        -
  Period










See Notes to Financial Statements

                         SYMBOL TECHNOLOGIES, INC.
                     1997 Employee Stock Purchase Plan
                       Notes to Financial Statements
                   Years Ended December 31, 2002, 2001, and 2000

1.    DESCRIPTION OF THE PLAN:

The following description of the Symbol Technologies, Inc. (the
"Company") 1997 Employee Stock Purchase Plan, (the "Plan"), provides only general information. Participants should refer to the Plan document for a more complete statement of the Plan's provisions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

a.    General Description

The Plan is an employee stock purchase plan that allows participants to purchase shares of Symbol Common Stock ("Stock") through payroll deductions. The Plan's fiscal year is divided into two six-month periods ("Payment Periods"). The Payment Periods are January 1 to June 30 and July 1 to December 31 and represent the periods during which participants' payroll deductions are accumulated. At the end of each Payment Period, the participants' accumulated payroll deductions are used to purchase shares of Stock. Participants may purchase shares of Stock for an amount equal to 85% of the lesser of (1) the closing price of a share of Stock on the first trading day of the Payment Period or
(2) the closing price of a share of Stock on the last trading day of the Payment Period ("Option Price").

The Plan was approved by the Company's stockholders at the annual meeting of Shareholders held on May 5, 1997. On May 6, 2002 the Shareholders approved an amendment to the plan to increase the authorized number of shares covered by the plan by 3 million shares to 4,898,438 shares. The Stock subject to the options under the Plan shall be authorized but unissued common stock, treasury shares or shares purchased on the open market. The aggregate number of shares which may be issued pursuant to the Plan is 4,898,438. At December 31, 2002, participants of the Plan had purchased 2,116,683 shares of Stock since the Plan's inception and had accumulated payroll deductions during the July 1, 2002 to December 31, 2002 payment period sufficient to purchase 359,818 shares of Stock subsequent to December 31, 2002, leaving 2,421,937 shares of Stock available for future purchases by Plan participants.

The Plan is neither qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (commonly known as "ERISA").

b.    Eligibility

All full-time employees of the Company or any of its participating subsidiaries who have completed 90 days of continuous employment on or before the first day of any Payment Period and all part-time employees of the Company or its participating subsidiaries who satisfy certain service requirements and who have completed 90 days of continuous employment on or before the first day of any Payment Period are eligible to participate in the Plan. Eligible employees may only enroll in the Plan at the beginning of a Payment Period.
                                   -5-


c.    Stock Purchases

On the last trading day of each Payment Period, the amount of each participant's accumulated payroll deductions is applied towards the purchase of the maximum number of whole and fractional shares of Stock possible, determined by dividing the participant's total contribution by the per share Option Price applicable for that Payment Period. The maximum number of shares of Stock a participant can purchase is 2,500 shares. Purchased shares of Stock are transferred to a brokerage account in the name of the participant at a securities brokerage firm approved by a committee appointed by the Board of Directors of the Company.

d.    Participant Contributions

Participants may elect to have 2% to 10% of their "Base Salary" (as defined in the Plan) deducted on an after-tax basis for the purchase of Stock. Participants may only increase their deduction percentages at the beginning of a Payment Period and may not decrease their deduction more often than once during any Payment Period. No interest accrues or is paid on participants' accumulated payroll deductions. Once made, the Company may use the payroll deductions for any corporate purpose, and the Company has no obligation to segregate employees' payroll deductions from any other funds of the Company or to hold funds representing the same pending the application thereof to the purchase of shares at the end of each Payment Period in accordance with the Plan.

e.    Employer Contributions

The 15% discount from market value granted to Plan participants on the purchase of shares of Stock at the end of each Payment Period represents the Company's non-cash contribution to the Plan. These non-cash contributions amounted to $958,469, $1,253,233, and $1,133,958, for the years ended December 31, 2002, 2001, and 2000, respectively.

f.    Participant Refunds

Plan participants may withdraw from the Plan (in whole but not in part) at any time prior to the last day of a Payment Period by properly notifying the Company. A participant's accumulated payroll deductions for the Payment Period prior to withdrawal from the Plan will be promptly refunded to the participant without interest (unless required by law).

Participants who terminate their employment relationship with the Company are not eligible to continue in the Plan. All payroll deductions accumulated during the Payment Period through the date of such cessation of employment are refunded to the employee or, in the event of the employee's death, to his or her estate.

g.    Administrative Expenses

The Company bears all costs in connection with the Plan including administrative fees and all fees associated with the issuance of Stock. Administrative expenses related to the Plan amounted to approximately $67,000, $54,000, and $83,000, for the years ended December 31, 2002,
2001, and 2000, respectively.


                                   -6-


h.    Plan Termination

The Plan may be terminated at any time by the Company's Board of Directors, but such termination shall not affect options then outstanding under the Plan. If at any time shares of Stock reserved for the purpose of the Plan remain available for purchase but not in sufficient number to satisfy all then unfilled purchase requirements, the available shares shall be apportioned among participants in proportion to the amount of payroll deductions accumulated on behalf of each participant that would otherwise be used to purchase Stock, and the Plan shall terminate. Upon such termination or any other termination of the Plan, all payroll deductions not used to purchase stock will be refunded, without interest (unless required by law).


2.    INCOME TAX STATUS:

The Plan fulfills the requirements of an "employee stock purchase plan" as defined in Section 423 of the Internal Revenue Code. As such, the Plan is not required to file income tax returns or pay income taxes. Under Section 423, a participating employee will not recognize taxable income, and the Company will not be entitled to a tax deduction, for federal income tax purposes when an employee enrolls in the Plan or when a participant purchases shares of Stock under the Plan.

3.    INVESTIGATION:

The Securities and Exchange Commission has issued a Formal Order Directing Private Investigation and Designating Officers to Take Testimony with respect to certain accounting matters, principally concerning the timing and amount of revenue recognized by the Company. The Company is cooperating with the Commission, and has produced documents in response to the Commission's inquiries. Symbol and a number of former employees have received so-called "Wells notices" stating that the SEC staff in the Northeast Regional Office is considering recommending to the Commission that it authorize civil actions against the Company and the individuals alleging violations of various sections of the federal securities laws and regulations. Pursuant to an action against Symbol, the SEC may seek permanent injunctive relief and appropriate monetary relief, including a fine, from the Company. Symbol is reviewing the notice it received and is in the process of responding to the SEC. It has not accrued for any potential fine or monetary relief. Additionally, the United States Attorney's Office for the Eastern District of New York has commenced a related investigation. The Company is cooperating with that investigation, and has produced documents in response to the inquiries of the United States Attorney's Office.

The Company has commenced its own investigation of these matters with the assistance of an outside law firm and independent accounting firm. The Company's investigation is still in progress and has not yet reached a final conclusion. It is anticipated that the internal investigation will be concluded in the second quarter of 2003. Based on preliminary findings of the internal investigation, the Company believes that it may have to restate its revenue, income and certain reserves previously reported in financial statements principally issued with respect to 1999 through 2002. However, the amounts and time periods of any potential restatement have not been ascertained. Prior to any restatement, the results of the internal investigation must be reviewed by the Company's independent auditors.
                                       -7-



4.    SUBSEQUENT EVENT:

Plan participants' accumulated payroll deductions for the Payment Period ended December 31, 2002, amounted to $2,507,931 and have been recorded as an amount receivable from the Company at December 31, 2002. Subsequent to December 31, 2002, $2,507,931 of these accumulated deductions were used to purchase 359,818 shares of Stock which were issued to participants by the Company in February and March 2003. The 359,818 shares of Stock purchased subsequent to December 31, 2002 had a market value of $2,950,507 as of the option price date which has been recorded as the liability "Payable for stock purchases" at December 31, 2002.















































                                       -8-




INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration No. 333-26593 of Symbol Technologies, Inc. on Form S-8 of our report dated March 24, 2003, appearing in this Annual Report on Form 11-K of the Symbol
Technologies, Inc. 1997 Employee Stock Purchase Plan for the year ended December 31, 2002.


/s/ DELOITTE & TOUCHE LLP


New York, New York
March 24, 2003





                                 SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Stock Option and Restricted Stock Committee, the administrator of the Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    SYMBOL TECHNOLOGIES, INC.
                                    1997 Employee Stock Purchase Plan


March 24, 2003


                                    By:   /s/   Carole DeMayo
                                                Senior Vice President
                                                Human Resources
                                                SYMBOL TECHNOLOGIES, INC.